                                                Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-112367

             PRICING SUPPLEMENT TO THE PROSPECTUS SUPPLEMENT NO. 371
                       DATED FEBRUARY 6, 2004 -- NO. 419

(GOLDMAN SACHS LOGO)

                          THE GOLDMAN SACHS GROUP, INC.
                           Medium-Term Notes, Series B

                              --------------------

                                  $8,355,559.50
              11.5% Mandatory Exchangeable Notes due February 2005 (Exchangeable for Common Stock of Seagate Technology)

                              --------------------

       This pricing supplement and the accompanying prospectus supplement no. 371, relating to the mandatory exchangeable notes, should be read together. Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 371 should also be read with the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004. Terms used here have the meanings given them in the accompanying prospectus supplement no. 371, unless the context requires otherwise.

       The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes" or the "notes", have the terms described in the accompanying prospectus supplement no. 371, as supplemented or modified by the following:


ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT: each offered note will have a face amount equal to $10.755, which is the initial index stock price; the aggregate face amount for all the offered notes is $8,355,559.50

INITIAL INDEX STOCK PRICE: $10.755

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO THE ISSUER: 99.95% of the face amount

TRADE DATE: August 10, 2004

SETTLEMENT DATE (ORIGINAL ISSUE DATE): August 17, 2004

STATED MATURITY DATE: February 17, 2005, unless extended for up to six business days

INTEREST RATE (COUPON): 11.5% per year

INTEREST PAYMENT DATES: September 17, October 17, November 17, December 17, January 17 and February 17 in each year, beginning September 17, 2004

REGULAR RECORD DATES: for the interest payment dates specified above September 10, October 11, November 10, December 10, January 10 and February 10

INDEX STOCK AND INDEX STOCK ISSUER: common stock of Seagate Technology

CUSIP NO.: 38143U267


         Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-2 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 371 so that you may better understand those risks. The offered notes are not principal-protected and the payment amount is capped.

                              --------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

         Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.

                              --------------------

                    PRICING SUPPLEMENT DATED AUGUST 10, 2004.

PRINCIPAL AMOUNT:          On the stated maturity date, each offered note will
                           be exchanged for index stock at the exchange rate or, at the option of Goldman Sachs, for the cash value of that stock based on the final index stock price.

EXCHANGE RATE:             If the final index stock price equals or exceeds the
                           threshold appreciation price, then the exchange rate will equal the threshold fraction times one share of index stock for each $10.755 of the outstanding face amount. Otherwise, the exchange rate will equal one share of the index stock for each $10.755 of the outstanding face amount. The exchange rate is subject to anti-dilution adjustment as described in the accompanying prospectus supplement no. 371.

                           Please note that the amount you receive for each $10.755 of outstanding face amount on the stated maturity date will not exceed the threshold appreciation price and that it could be substantially less than $10.755. You could lose your entire investment in the offered notes.

INITIAL INDEX STOCK PRICE: $10.755 per share.

FINAL INDEX STOCK PRICE:   The closing price of one share of the index stock on
                           the determination date, subject to anti-dilution adjustment.

THRESHOLD APPRECIATION     The initial index stock price times 1.20, which
PRICE:                     equals $12.906 per share.

THRESHOLD FRACTION:        The threshold appreciation price divided by the final
                           index stock price.

DETERMINATION DATE:        The fifth business day prior to February 17, 2005
                           unless extended for up to five business days.

NO LISTING:                The offered notes will not be listed on any
                           securities exchange or interdealer market quotation system.

ADDITIONAL RISK FACTORS    ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER
SPECIFIC TO YOUR NOTE:     RELEVANT FACTORS, THE VALUE OF YOUR NOTE ON THE DATE
                           OF THIS PRICING SUPPLEMENT (AS DETERMINED BY
                           REFERENCE TO PRICING MODELS USED BY GOLDMAN, SACHS &
                           CO.) IS SIGNIFICANTLY LESS THAN THE ORIGINAL ISSUE
                           PRICE

                           The value or quoted price of your note at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

                           If at any time a third party dealer quotes a price to purchase

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                           your note or otherwise values your note, that price
                           may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "Additional Risk Factors Specific to Your
                           Note -- The Market Price of Your Note May Be
                           Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 371.

                           Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

                           There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your note; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Additional Risk Factors Specific to Your Note -- Your Note May Not Have an Active Trading Market" in the accompanying prospectus supplement no. 371.

SEAGATE TECHNOLOGY         According to its publicly available documents,
                           Seagate Technology designs, manufactures and markets rigid disc drives. Information filed with the SEC by Seagate Technology under the Exchange Act can be located by referencing its SEC file number:
                           001-31560.

HISTORICAL TRADING PRICE   The index stock is traded on the New York Stock
INFORMATION:               Exchange under the symbol "STX". The following table
                           shows the quarterly high and low trading prices and the quarterly closing prices for the index stock on the New York Stock Exchange for the fourth quarter in 2002, the four calendar quarters in 2003 and the three calendar quarters in 2004, through August 10, 2004. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

                                                               HIGH       LOW      CLOSE
                                                              -----      ----      -----
                           2002
                           Quarter ended December 31........  11.78      9.86      10.73

                           2003
                           Quarter ended March 31...........  12.95      7.78      10.32
                           Quarter ended June 30............  18.49     10.15      17.65
                           Quarter ended September 30.......  27.9      17.45      27.2
                           Quarter ended December 31........  31.31     16.7       18.9

                           2004
                           Quarter ended March 31...........  21.51     15.3       16.13
                           Quarter ended June 30............  16.24     11.73      14.43
                           Quarter ending September 30
                             (through August 10, 2004) .....  14.3      10.53      10.94
                           Closing Price on August 10, 2004.                       10.94

                           As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 371.

HYPOTHETICAL PAYMENT       The table below shows the hypothetical payment
AMOUNT:                    amounts that we would deliver on the stated maturity
                           date in exchange for each $10.755 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rate and no market disruption events.

                           The prices in the left column represent hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $10.755 per share. The amounts in the right column represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $10.755 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $10.755, based on the corresponding hypothetical final index stock price and the assumptions noted above.

                            HYPOTHETICAL FINAL INDEX       HYPOTHETICAL PAYMENT
                              STOCK PRICE AS % OF             AMOUNTS AS % OF
                           INITIAL INDEX STOCK PRICE        $10.755 FACE AMOUNT
                           -------------------------        -------------------
                                      175%                          120%
                                      150%                          120%
                                      125%                          120%
                                      120%                          120%
                                      100%                          100%
                                       75%                           75%
                                       50%                           50%
                                        0%                            0%

                           The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical payment amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus supplement no. 371.

                           Payments on your note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying prospectus supplement no. 371.

HEDGING: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 371.